    UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:
Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                 No  ☒

Contact:
Alon Holdings Blue Square-Israel Ltd.
Dror Moran, CFO
Toll-free telephone from U.S. and Canada:  888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD. ANNOUNCES FINANCIAL
RESULTS FOR THE FIRST NINE MONTHS AND THIRD QUARTER OF 2011

Rosh Ha'ayin, Israel – November 28, 2011 – Alon Holdings Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced its financial results for the first nine months and third quarter ended September 30, 2011.

Highlights:

o
As a result of the inclusion of the results of Dor Alon, and the creation of the largest retail group in Israel, the Company's sales in the first nine months of 2011 amounted to NIS 9,443 million (U.S. $2,544 million) (increase of 71%) and the operating profit amounted to NIS 270 million (U.S. $72.8 million) (increase of 40% compared to the comparable period last year).

o
In the Supermarket segment the same store sales (SSS) decreased in the first nine months of 2011 by 0.8%1 compared to the comparable period last year. In the third quarter of 2011 the same store sales decreased by 6.6%1 compared to the comparable quarter last year mainly due to the public protest in Israel that commenced at the end of the second quarter this year caused a decrease in selling prices to consumers and decrease in demands and due to the timing of the Tishrey Holidays2, the effect of which was reflected in the third and fourth quarter this year and were fully included in the third quarter last year. Dor Alon's operating profit increased by 7% in the third quarter of 2011 compared to the comparable quarter last year. Effective September, marketing margin was eroded as a result of the government decision.

o
As a result of an investment in option for the purchase of 49% of Diners Israel,  - The Company recorded in the first half of 2011 financial income from revaluation of the option. In the third quarter, once the agreement came into force and the option was exercised, the Company recorded a tax benefit. .

o	The net income in the first nine months of 2011 amounted to NIS 150 million (U.S. $40.4 million) (increase of 145%).

1 Gross sales in stores that operated fully in both periods.
2 Tishrey Holidays – are the holidays during the first month of the Jewish calendar.

KEY FIGURES for the nine months and the third quarter compared to the comparable periods last year (the statements of Dor Alon were consolidated for the first time in the fourth quarter of 2010):

Data in NIS (millions)	1-9 2010	1-9 2011	The rate of change	7-9/2010	7-9/2011	The rate of change
Net revenues	5,520	9,443	71.1%	1,921	3,227	68%
Gross profit	1,573	2,226	41.5%	546	745	36.4%
Rate of gross profit	28.5%	23.6%		28.4%	23.1%
Operating income (before other gains and losses and changes in fair value of investment property)	192	270	40.6%	57	72	26.3%
Rate of operating income	3.5%	2.9%		3.0%	2.2%
Financial expenses, net	107	135	26.2%	51	79	54.9%
Net income for the period	61	150	145.9%	3	40	1,233%

Results for the First Nine Months of 20112

Gross revenues

Revenues (including government levies) for the first nine months of 2011 were NIS 11,555.6 million (U.S. $3,113.0 million), compared to NIS 5,520.3 million in the comparable period last year - an increase of 109.3%. The main increase in revenues was due to the inclusion of the results of Dor Alon. Dor Alon's revenues in the first nine months, including government levies of NIS 2,112.4 million (U.S. $569.1 million) amounted to NIS 6,138.4 million (U.S. $1,653.7 million).

Revenues from sales, net

Supermarkets segment revenues, net - in the first nine months of 2011 amounted to NIS 5,076.1 million (U.S. $1,367.5 million) as opposed to NIS 5,155.0 million in the comparable period last year, a decrease of 1.5%. (Decrease in sales of SSS stores of 1.2% and decrease in the contribution of non SSS branches (8 openings less 4 closures during the last 12 months)). The main decrease was due to the public protest in Israel that commenced at the end of the second quarter this year that caused a decrease in selling prices to consumers and decrease in demands and impaired the sales in the Supermarkets segment due to the timing of the Tishrey Holidays, the effect of which was reflected in the third and fourth quarter this year and were fully included in the third quarter last year. Sales per square meter amounted to NIS 13,691 (U.S. $3,688)  in first nine months of 2011, compared to NIS 13,998 in the comparable period last year.

2  The Company operates in four segments: Supermarkets, Commercial and fueling sites, Non Food retail and wholesale and Real Estate. Segmental information is included in this report below.

Revenues of the Commercial and Fueling sites segment in the first nine months of 2011 amounted to NIS 4,002.1 million (U.S. $1,078.1 million) as compared to NIS 3,177.6 million in the first nine months of 20103, an increase of 25.9%. The main increase stems from increase in the quantitative sales as a result of opening new fueling sites, an increase in sales in the convenience stores and an increase in the price of petrol between the periods.

Non-food segment - a decrease in revenues of approximately 1.3% from NIS 347.3 million in the first nine months of 2010 to NIS 342.9 million (U.S. $92.4 million) in the first nine months of 2011. The decrease in revenues was mainly due to a decrease in sales to franchisees stemming from increased competition in the sector and the relocation of the Naaman storage utilities to the new logistic center.

Real estate segment –increase in revenues of approximately 21.7% from NIS 18 million in the first nine months of 2010 to NIS 21.9 million (U.S. $5.9 million) in the first nine months of 2011. The increase in revenues is mainly due to the increase in leased premises and from the effect of the increase of CPI.

Gross Profit in the first nine months of 2011 amounted to approximately NIS 2,226.3 million (U.S. $ 599.8 million) (approximately 23.6% of revenues) compared to gross profit of approximately NIS 1,572.8 million (28.5% of revenues) in the first nine months of 2010. Excluding the effect of Dor Alon's results, the gross profit decreased by NIS 18.4 million (U.S. $4.9 million). The decrease in the gross profit is mainly due to a decrease in sales of the supermarkets segment (the gross operating profit amounted to 27.9% in the first nine months of 2011 compared to 27.6% in the first nine months of 2010) and a decrease in sales and the gross profit margin in the non food segment that was partly offset by an increase in revenues from the real estate segment.

Selling, general, and administrative expenses in the first nine months of 2011 amounted to approximately NIS 1,956.6 million (U.S. $ 527.1 million) compared to NIS 1,380.6 million in the comparable period last year, an increase of 41.7%.
Excluding the effect of Dor Alon's results the selling, general and administrative expenses increased by NIS 30.3 million (U.S. $8.2 million)(2.2%). The main increase was recorded in the supermarkets segment and was mainly due to an increase in rental fees affected by the change in CPI and updated lease agreements, an increase in municipal taxes and an increase in payroll expenses that was partly offset by a decrease in advertising expenses.

3  The results of Dor Alon were included effective October 3, 2010 in the results of Alon Holdings. The data for the first nine months of 2010 were included in this report in order to enable analysis and trends of the segment performance.

Operating profit (before other gains and losses and increase in the fair value of investment property) in the first nine months of 2011 amounted to approximately NIS 269.7 million (U.S $ 72.6 million) compared to operating income of NIS 192.2 million in the comparable period last year, an increase of 40.3%.
Excluding the effect of Dor Alon's results the operating profit (before other gains and losses and increase in fair value of investment property) decreased by NIS 48.7 million (U.S. $13.1 million). The decrease in the operating profit was mainly due decrease in sales in the non-food and supermarkets and non-food segments and due to an increase in selling, general and administrative expenses mainly in the supermarkets segment.

Increase in fair value of investment property in the first nine months of 2011, the Company recorded profit from the increase in the value of investment property in the amount of NIS 28.1 million (U.S $ 7.6 million) including NIS 18.1 million (U.S $ 4.9 million) from revaluation of property in Kiryat Hasharon, Netanya, half of which was sold and NIS 7.0 million (U.S $ 1.9 million) from revaluation of "Hadar mall" in Jerusalem in the first nine months of 2010 the Company recorded a gain from increase in value of investment property in the amount of NIS 18.9 million.

Other income and expenses, net in the first nine months of 2011 the Company recorded other expenses, net in the amount of NIS 7.1 million (U.S $ 1.9 million) compared to net expenses of NIS 11.2 million in the comparable period last year. These expenses included costs relating to the relocation of part of the BEE group companies to the logistic center in Beer Tuvia and disposal of property and equipment.

Operating profit in the first nine months of 2011 was NIS 290.7 million (U.S. $ 78.3 million) compared to operating profit of NIS 199.8 million in the comparable period last year, an increase of 45.5%. Excluding the effect of Dor Alon's results the operating profit decreased by NIS 35.4 million (U.S. $ 9.5 million).

Financial Expenses, Net for the first nine months of 2011 were NIS 134.9 million (U.S. $36.3 million) compared to financial expenses, net of NIS 107.5 million in the comparable period last year. Excluding the effect of the results of Dor Alon the finance expenses decreased by NIS 24.5 million (U.S. $6.6 million). The decrease was mainly a result of finance income from the revaluation of the option to purchase shares of Diners and capitalization of borrowing costs of projects under construction in the real estate segment that was partly offset by an increase in the Company's indebtedness following the purchase of Dor Alon and the increase of the Israeli CPI (the CPI increased in first nine months of 2011 by 2.75% compared to increase of 1.62% in the comparable period last year).

Taxes on Income for the first nine months of 2011 were approximately NIS 12.1 million (U.S. $3.3 million) (7.5% effective tax rate compared to a statutory tax rate of 24%) compared to NIS 30.4 million (effective tax rate of 33% compared to a statutory tax rate of 25%) in the comparable period last year. The decrease in tax expenses in this period derives from recording liability for deferred income taxes in the statements of operations in the amount of NIS 37 million in the third quarter of this year with the consummation of the Diners transaction.

Net Income in first nine months of 2011 was NIS 149.8 million (U.S. $ 40.3 million) compared to net income of NIS 61.3 million in the comparable period last year. The increase in net income in this period compared to the corresponding period last year mainly derives from including Dor Alon's results, the impact of the option revaluation of Diners and tax benefit on exercising the option. The net income for the first nine months of 2011 attributable to the equity holders of the company was NIS 128.8 million (U.S. $34.7 million), or NIS 1.96 per share (U.S. $ 0.53), while the portion attributable to the non-controlling interests was NIS 20.9 million (U.S. $5.6 million).

Cash Flows in the First Nine Months of 2011

Cash Flows from Operating Activities: Net cash flows deriving from operating activities in the first nine months of 2011 amounted to NIS 486.2 million (U.S. $131.0 million) compared to cash flows from operating activities of NIS 204.7 million in the first nine months of 2010. The inclusion of Dor Alon's results contributed to the cash flow from operating activities in the first nine months of 2011 the amount of NIS 88.4 million.
The increase in cash flows from operating activities is mainly due to a decrease in working capital  in the Supermarket segment, from advancing receipts from credit card companies and from the increase in advances from purchasers of apartments of NIS 98.3 million (U.S $26.5 million).

Cash Flows from Investing Activities: Net Cash flows used in investing activities in the first nine months of 2011 amounted to approximately NIS 477.4 million (U.S. $128.6 million) compared to net cash flows of NIS 463.2 million used in investing activities in the first nine months of 2010. Cash flows used in investing activities in the first nine months of 2011 included mainly purchases of property and equipment, investment property and intangible assets, in a total amount of NIS 272.9 million (U.S $ 73.5 million), the grant of long term loans of NIS 155.1 million, ($ 41.8 million), mainly to controlling shareholders and investment in restricted deposits in the amount of NIS 98.3 million (U.S $ 26.5 million), and an investment in an associate (Diners) of NIS 36.4 million (U.S $ 9.8 million).  Cash flows used in investing activities in the first nine months of 2010 included mainly purchases of property and equipment, intangible assets, investment property and payments on account of real estate in a total amount of NIS 229.5 million, a net investment in marketable securities of NIS 220.7 million and the grant of a loan of NIS 27.4 million to a proportionally consolidated company.

Cash Flows from Financing Activities: Net Cash flows used in financing activities in the first nine months of 2011 amounted to NIS 16.8 million (U.S $4.5 million) compared to net cash flow used in financing activities of NIS 82.4 million in the first nine months of 2010. Cash flows used in financing activities in the first nine months of 2011 included mainly repayment of bonds in the amount of NIS 140.7 million (U.S $37.9 million), repayment of loans in the amount of NIS 181.7  million (U.S $48.9 million),  and payments of interest in the amount of NIS 170.0 million (U.S $45.8 million), this was offset by an increase in short term bank credit in the amount of NIS 373.1 million (U.S $100.5 million) and receiving loans in the amount of NIS 132.5 million (U.S $35.7 million),  . Net Cash flows used in financing activities in the first nine months of 2010 included mainly repayment of long term loans of NIS 99.6 million, the payment of interest of NIS 99.6 million, payment of dividends of NIS 75 million to the Company's shareholders and NIS 17.6 million to the non-controlling interests and acquisition of treasury shares of NIS 4.3 million. This was offset by issue of debentures in the amount of NIS 108.6 million and an increase in short term credit net in the amount of NIS 100.3 million.

Comments of Management

Mr. David Weisman Active Chairman and Chief Business manager – " the results of the first nine months of the year are characterized by a positive contribution of the organizational change in which the food chain "Mega", "Eden Teva" and the fuel company "Dor Alon" operate under one "umbrella". Another contribution is to the profitability is the exercise of the option into a full holding of 49% in Diners, which among others, strengthens the customers' club YOU which already has over one million customers and is doing it successfully.
In September of this year, the fuel administration, in a disproportionate action, reduced the marketing margin on supervised fuels in self service and full service by 18.4  and 11.5 Agorot per liter, respectively; this reduction may adversely and significantly affect the business results of Dor Alon.
The Company filed a petition with the high court of justice seeking to suspend and even cancel the reduction of the marketing margin. The court resolved to remand the case for hearing at the ministry of infrastructures and allotted a three month period to render a decision in this case.  Until such decision is made, the reduction shall remain in force.
Dor Alon acts to reduce the effect on its profitability following the reduction of the marketing margin.
BSRE continues to expand its operations and presents an increase of approximately 12% in income from rental fees and an improvement in NOI of approximately 12.1% in the first nine months of 2011 compared to the corresponding period last year.

Currently, we continue our preparations to launch a virtual operator (MVNO) and act to install and assimilate computerized system (billing). We intend to commence deployment in the fourth quarter in points of sale and service in Mega and Dor Alon branches and offer the customer club members of the Company a unique range of services and mobile phones. The launch of the network is expected to take place in the second quarter of 2012".

In regards to the supermarket and non-food segments, Mr. Zeev Vurembrand, CEO, said: "Deepening competition and the public protest were two trends that significantly impacted the retail food segment in the first nine months of the year. Deepening competition was reflected in accelerated opening of commercial spaces and converting branches into hard discount formats. The public protest impacted consumption habits, in general, and food consumption, in particular, which is shown in decline of sales in the supermarkets segment in the third quarter. In addition, the increase in expenses related to minimum wages and rental fees caused an erosion of the operating income in the supermarkets segment.
The Company commenced taking efficiency measures cutting back on headquarters expenses and selling expenses including downsizing personnel in the headquarters and other expenses. These measures are taken as part of the Company's response to the new competitive situation.
We intend to open under the multi annual development plan, that was presented earlier this year, approximately 15 branches in a total area of some 18 thousand sq.m until the end of 2012, where most of the branches are in "Mega in Town" format.

Eden Teva shall conclude at the beginning of 2012 the second stage of the chain's deployment which shall consist 20 branches - 11 independent branches and 9 Eden branches in Mega. In 2011, we shall bring Eden Teva to operating balance and in 2012, we expected to show operating profitability.
The private brand represents a major step in the Company's operations and its sales will reach at the end of the year 14% of the total chain's sales. The private brand Mega confers upon us flexibility and dynamics in prices and product range and we intend to continue developing new, innovative and breakthrough products".

Results for the third quarter of the year 2011

Gross Revenues (including government levies) for the third quarter of 2011 were NIS 3,956.1 million (U.S. $1,065.8 million) compared to revenues of approximately NIS 1,920.8 million in the comparable quarter last year, an increase of 106.0%. The majority of the increase in revenues derives from including the results of Dor Alon. Excluding the effect of Dor Alon's results the revenues this quarter decreased by NIS 118.9 million (U.S. $ 32.0 million) (6.1%) compared to the comparable quarter last year.
The decrease in the revenues compared to the comparable quarter last year is mainly due to the public protest in Israel that commenced at the end of the second quarter this year and caused a decrease in selling prices to consumers and a decrease in demand and impaired the sales in the supermarkets segment and due to the timing of the Tishrey Holidays, the sales of which were mainly included in the third and fourth quarter this year and were fully included in the third quarter of last quarter.

Supermarket segment revenues, net –a decrease in revenues of 6.5% from NIS 1,790.5 million in the third quarter of 2010 to NIS 1,673.1 million (U.S $450.7 million) in the current quarter. The decrease in revenues was mainly due to a decrease in same store sales (SSS) at a rate of 6.7%, as explained above. Sales per square meter amounted to NIS 4,524 (U.S. $1,219) in the third quarter of 2011 compared to NIS 4,898 in the comparable quarter last year.

Revenues of the Commercial and Fueling sites segment for the third quarter of 2011 amounted to NIS 1,425.6 million (U.S. $384.0 million) as compared to NIS 1,107.5 million in the comparable quarter of 20104. The increase in revenues derives from the same reasons described in the analysis of the first nine months of 2011 results.

4 The results of Dor Alon were included effective with October 3, 2010 with the results of Alon Holdings. The data for the third quarter of 2010 were included in this report in order to enable analysis capability and trends in segment performance.

Non - Food segment revenues - a decrease in revenues of 1.3% from NIS 123.1 million in the third quarter of 2010 to NIS 121.5 million (U.S. $32.7 million) in the current quarter. The decrease mainly derived from the reasons described in the analysis of the results for the first nine months of 2011.

Real Estate segment revenues – rental fees from external parties of NIS 7.2 million in the third quarter of 2010 compared to NIS 7.2 million (U.S. $1.9 million) in the current quarter, with no change.

Gross Profit of the third quarter of 2011 amounted to approximately NIS 744.8 million (U.S. $ 200.6 million) compared to gross profit of approximately NIS 546.1 million in the comparable quarter of 2010. Excluding the effect of Dor Alon's results, gross profit decreased by NIS 31.8 million (U.S. $ 8.6 million). The decrease in the gross profit derives from a decrease in sales of the supermarkets and non - food segments and was partly offset by an increase in the gross profit rate mainly in the Supermarkets segments due to the a different mixture in sales among the formats "Mega Bool" and "Zol Beshefa" compared "Mega in Town" and "Eden" (the gross profit rate amounted to 28.1% in the current quarter compared to gross profit rate of 27.7% in the comparable quarter last year).

Selling, General and Administrative Expenses in the third quarter of 2011 amounted to NIS 672.9 million (U.S. $ 181.2 million) compared to approximately NIS 489.0 million in the comparable quarter, an increase of approximately 37.6%.  Excluding the effect of Dor Alon's results, selling, general and administrative expenses decreased by NIS 1.9 million (U.S. $ 0.5 million).

Operating Profit (before other gains and losses and increases in the fair value of investment property) in the third quarter of 2011 amounted to NIS 71.9 million (U.S $ 19.3 million) compared to NIS 57.1 million in the third quarter of 2010, an increase of 25.9%. Excluding the effect of Dor Alon's results, Operating Profit (before other gains and losses and increases in the fair value of investment property) decreased by NIS 29.9 million (U.S $ 8.0 million). The decrease is explained mainly from the same reasons described above in the analysis of the first nine months of 2011 results.

Increase in the Fair Value of Investment Property In the third quarter of 2011, the Company recorded gain from appreciation of investment property in the amount of NIS 8.7 million (U.S $ 2.3 million). The majority of the profit stems from revaluation of "Hadar Mall", in Jerusalem . In the third quarter of 2010, the Company recorded a gain from increase in value of investment property amounting to NIS 5.7 million.

Other income and expenses, Net In the third quarter of 2011, the Company recorded other expenses, net of NIS 1.5 million (U.S. $ 0.4 million), compared to net expenses of NIS 4.1 million in the comparable quarter. The expenses this quarter included costs relating to the transfer of certain BEE Group companies to the new logistic center in Beer Tuvia and the disposal of the property and equipment.

Operating Profit amounted to approximately NIS 79.8 million (U.S. $ 21.5 million) compared to operating profit of NIS 58.7 million in the third quarter of 2010.  Excluding the effect of Dor Alon's results, Operating Profit decreased by NIS 23.6 million (U.S $ 6.4 million).

Financial Expenses, net, for the third quarter of 2011 were NIS 79.0 million (U.S. $21.3 million) compared to financial expenses, net of NIS 50.8 million in the comparable quarter last year. Excluding the effect of Dor Alon, the financial expenses decreased by NIS 5.3 million (U.S. $1.4 million). The decrease in net financial expenses this quarter compared with comparable quarter last year derives mainly from decrease of the CPI (the CPI increased in the third quarter of 2011 by 0.58% compared to an increase of 1.23% in the comparable period last year) and from capitalization of financial costs in the real estate segment and was partially offset from an increase in the Company's indebtedness from the purchase of Dor Alon.

Taxes on Income for the third quarter of 2011 tax benefit amounted to NIS 34.7 million (U.S. $ 9.3 million) compared to tax expenses of NIS 4.8 million (effective tax rate of 61% compared to a statutory tax rate of 25%) in the comparable quarter last year. The decrease in tax expenses this quarter derived from recording liability for deferred income taxes in the statements of income of NIS 37 million (U.S. $ 10.0 million)  in the third quarter this year with the consummation of the Diners transaction.

Net Income for the third quarter of 2011 amounted to NIS 40.3 million (U.S. $ 10.8 million) compared to a net income of NIS 3.0 million in the third quarter of 2010. The increase in the net income in this quarter compared to the corresponding quarter last year derived mainly from including the results of Dor Alon and the effect of Diners option on tax revenues in the taxes on income. The net income for the third quarter of 2011 attributable to equity holders of the Company, was NIS 33.8 million (U.S. $9.1 million), or NIS 0.54 per share (U.S. $ 0.14), while the portion attributable to the non-controlling interests was NIS 6.4 million (U.S. $1.7 million).

Cash Flows in the third quarter of 2011

Cash Flows from Operating Activities: Net cash flows deriving from operating activities, amounted to NIS 50.0 million (U.S. $ 13.5 million) in the third quarter of 2011 compared to NIS 118.9 million in the comparable quarter last year. The decrease in cash flows from operating activities was mainly due to a decrease in sales in the supermarkets segment and decrease in working capital and was partly offset from the inclusion of Dor Alon results that contributed in the quarter NIS 31.2 million (U.S $ 8.4 million) and from advancing proceeds from credit card companies.

Cash Flows from Investing Activities: Net Cash flows used in investing activities in the third quarter of 2011  amounted to NIS 177.0 million (U.S. $47.7 million) compared to net cash flows of NIS 86.3 million from investing activities in the corresponding quarter of last year. The cash flows used in investing activities in the third quarter of 2011 mainly included the purchase of property and equipment, intangible assets investment property of NIS 96.2 million (U.S. $25.9 million), investments in restricted deposits of NIS 2.9 million (U.S. $0.8 million),  investment in short term deposits, net in the amount of NIS 8.2 million (U.S. $2.2 million) and investment in affiliate of NIS 36.4 million (U.S. $13.6 million) and was offset by proceeds received from realizing investment property  amounting to NIS 50.6 million (U.S. $13.6 million). Cash used in investing activities in the third quarter of 2010 mainly included the purchase of property and equipment, intangible assets investment property and payments on account of real estate in a total amount of NIS 78.5 million and net investment in marketable securities of NIS 3.7 million and grant of loans to a proportionally consolidated company of NIS 8.4 million net of interest received amounting to NIS 3.9 million.

Cash Flows used in Financing Activities: Net Cash flows deriving from financing activities amounted to NIS 108.2 million (U.S $ 29.6 million) in the third quarter of 2011 as compared to net cash used in financing activities of NIS 24.1 million in the comparable quarter last year. Cash flows deriving from financing activities in the third quarter of 2011 included mainly long term loans received of NIS 23.0 million (U.S. $6.1 million), change in short term credit of NIS 203.0 million (U.S. $54.7 million) and was offset by repayment of bonds of NIS 2.2 million (U.S. $0.6 million), repayment of long term loans of NIS 55.6 million (U.S. $14.9 million) and interest paid of NIS 59.6 million (U.S. $16.1 million). Cash flows used in financing activities in the third quarter of 2010 included mainly a decrease in short term credit net in the amount of NIS 66.0 million, repayment of long term loans amounting to NIS 26.2 million, interest paid of NIS 41.1 million net of consideration for the issue of debentures amounting to NIS 108.6 million.

Additional Information

1.
As of September 30, 2011, the Company operated 211 supermarkets divided as follows: Mega In Town -119; Mega Bool - 69; Zol BeShefa – 12 and Eden Teva Market -16 of which 5 Eden within Mega. Dor Alon operated 193 fueling stations and 195 convenience stores in various formats and in the Non-food segment, the Company operated 253 branches (most are franchised).

2.
EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization) 5 in the first nine months of 2011 was NIS 476.0 million (U.S. $ 128.2 million) (5.0% of revenues) compared to NIS 333.9 million (6.0% of revenues) in the first nine months of 2010.

EBITDA in the third quarter of 2011 was NIS 140.5 million (U.S. $ 37.8 million) (4.4 % of revenues) compared to NIS 107.6 million (5.6% of revenues) in the comparable quarter of 2010.

3.	Diners transaction

In May 2011, Alon Holdings and Dor Alon (thereafter – the buyers) and Cal (thereafter – Cal) signed an exercise of the agreement to purchase 49% of Diners held by Cal in exchange for a loan granted by Cal to the buyers.
In July, the Company completed the conditions and the buyers paid the loan in the amount of NIS 36 million which Cal granted them.
Alon Holdings and Dor Alon handled their financial statements by an agreement to buy Diners as option for purchasing stock options and recorded in the period income before taxes from revaluation of approximately NIS 102 million (U.S. $ 27.5 million). In the third quarter, upon the consummation of the purchase, the Company recorded in the statements of income liability in respect of deferred income taxes of NIS 37 million (U.S $ 9.7 million) attributed to the revaluation gains from the option.

5Use of financial measures that are not in accordance with Generally Accepted Accounting Principles
EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, depreciation and amortization. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may be available to the use of the company and in addition EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and EBITDA which is presented in this press release.

As of the date of this report, the Company has not yet completed the attribution of the purchase cost to the portion purchased in identifiable assets and liabilities of Diners. The attribution of the purchase cost, as above, was performed on the basis of an initial recognition and therefore, in the following reporting periods some adjustments may be necessary for this attribution.

4.	Legislative amendments
Reduction of marketing margin on supervised fuels:
In September of this year, the fuel administration reduced the marketing margin on supervised fuels by 11.5 – 18.4 Agorot per liter; this reduction is expected to adversely and significantly affect the business results of Dor Alon.

5.	Proposals for legislative amendments
a.	Amendments in Corporate tax rates
At the beginning of November 2011, a memorandum of law for economic and social change was published (legislative amendments) (taxes) – 2011 (the memo of law). Under this memo of law, it is proposed, inter alia, to cancel effective 2012 the reduction outline of corporate taxes.  It is also proposed to raise the corporate tax to 25% in 2012. In view of the proposal to raise the corporate tax rates to 25% in 2012, the tax rates on capital gain and real appreciation shall be raised respectively. The deferred tax balances included in the financial statements as of September 30, 2011, are calculated according to the tax rates in effect as of the date of the financial statements and do not take into account the effects that may derive from the memo of law. Said effects shall be included in the financial statements to be published effective with the date on which the law will be substantively enacted. The Company estimates that based on the deferred tax balances as of September 30, 2011, the effect on income following the memo of law shall be reflected by a decrease of NIS 19 million (U.S $ 5.1 million), the decrease attributed to the Company's shareholders would amount to NIS 13 million (U.S $ 3.5 million) and the portion attributed to non controlling interests would amount to NIS 6 million (U.S $ 1.6 million). The effect on the capital reserve shall be reflected by a decrease of NIS 2 million (U.S $ 0.5 million), attributed to the Company's shareholders, an amount that may decrease or increase according to the approval of the memo of law.

b.	Recommendations submitted to the government
On September 26, 2011, the committee for economic and social change, aiming to review and propose solutions for the high cost of living in Israel, submitted its recommendations for the government's review, the essence of which as to fueling sites and direct trade and marketing of Liquefied petroleum gas relating to the Company.

The encouragement of competition in the fueling and commercial sites.

•	To initiate legislative procedures that will release immediately private gas stations from exclusivity agreements with the retail fuel companies.
•
To give priority, by planning procedures for individuals, to entities that are not one of the large four retail fuel companies and instruct the planning bodies to plan plots of land for 40 new fueling stations within 2 years and market them to individuals.

•	To expedite applying universal fueling device standards.
•	To implement immediate supervision on diesel fuel at the door of refineries and fueling stations.
•	To impose on the national infrastructures ministry to map geographic areas in which the competition is low and oblige sale of stations in these areas to individuals to encourage competition.

The encouragement of competition in the area of direct marketing of Liquefied petroleum gas.

•	To supervise the price at the door of the refinery and the price for the consumer.
•	To reform the area of securing free access for carriers to increase competition.

It is indicated that the implementation of legislative amendments and the proposal for legislative amendments may have an adverse effect, in part, on the business results of Dor Alon. At this stage it is impossible to estimate the extent of the effect.

6.	Blue square Real Estate – Givon Parking , Tel Aviv
On October 11, 2011, BSRE received a notice from Tel Aviv municipality (the municipality and the notice) pursuant to which, all of the conditions to approve the BOT agreement of "Givon Parking" in Tel Aviv were fulfilled, in which BSRE shall hold in equal parts with its partners in the wholesale market companies. "Givon Parking" will be composed of approximately 1,000 parking lots adjacent to the wholesale market project. On November 13, 2011, the authority for use of property was delivered for the purpose of construction work. As per BSRE, construction works shall commence in the coming weeks. In return for constructing the parking lot, BSRE and its partners shall be entitled to operate and collect rental fees for parking for a period of 23 years from delivering the authority for use of property. The total establishment cost of the parking lot including related costs is estimated at NIS 144 million (U.S $ 38.8 million), the share of BSRE is approximately NIS 72 million (U.S $ 19.4 million).

7.	Naaman
In November 2011, BEE group issued a full tender offer to purchase 4.8 million shares of Naaman that are not held by the group for NIS 6.53 (U.S $ 1.8) per share. The last date for accepting the tender offer was on November 22, 2011, and up to date, an acceptance notice of 1.48 million shares (10.2%) was received in return for NIS 9.7 million (U.S $ 2.6 million). As of the date of this report, BEE group holds 77% of Naaman.

8.	Dividend distribution
On November 28, 2011 the Board of directors of the Company decided on interim dividend distribution for the year 2011, in the amount of NIS 75 million (U.S $20.2 million), NIS 1.13 per share (U.S.$ 0.30 per share/ADS).
The ex-div date for this dividend distribution is on December 15, 2011 and the dividend will be payable on or about December 29, 2011.

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at September 30, 2011: U.S. $1.00 equals NIS 3.712. The translation was made solely for the convenience of the reader.

###

Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company in the State of Israel and operates in four reporting segments: In its supermarket segment, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 211 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Commercial and Fueling Sites segment, through its 78.38% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores.  Dor Alon operates a chain of 193 petrol stations and 195 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.26% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects.

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2011

	December 31	September 30,		Convenience translation(A) September 30,
	2010	2010	2011	2011
	Audited	Unaudited
	NIS			U.S. dollars
	In thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	125,956	270,823	101,063	27,226
Investment in securities	310,237	439,335	286,041	77,058
Short-term deposits	98,084	-	103,449	27,869
Trade receivables	1,731,747	908,026	1,856,038	500,010
Other accounts receivable including current maturities of long term loans granted	162,599	195,438	494,777	133,291
Derivative financial instruments	-	8,559	5,165	1,391
Assets classified as held for sale	-	-	3,610	973
Income taxes receivable	64,094	54,911	110,795	29,848
Inventories	680,296	523,179	682,463	183,853
	3,173,013	2,400,271	3,643,401	981,519

NON-CURRENT ASSETS:
Investments in associates	6,012	4,303	203,050	54,701
Derivative financial instruments	56,078	17,885	1,124	303
Real estate inventories	83,337	83,733	95,470	25,719
Payments on account of real estate	164,132	156,465	180,786	48,703
Investments in securities	30,327	-	25,618	6,901
Loans receivable, net of current maturities	176,043	-	147,471	39,728
Property and equipment, net	2,928,515	1,990,441	2,959,410	797,255
Investment property	546,870	460,791	554,656	149,422
Intangible assets, net	1,486,744	412,294	1,462,555	394,007
Other long-term receivables	47,098	28,916	155,627	41,925
Deferred taxes	66,018	40,201	79,919	21,530
	5,591,174	3,195,029	5,865,686	1,580,194
Total assets	8,764,187	5,595,300	9,509,087	2,561,713

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2011

	December 31,	September 30,		Convenience translation(A) September 30,
	2010	2010	2011	2011
	Audited	Unaudited
	NIS			U.S. dollars
	In thousands

Liabilities and equity

CURRENT LIABILITIES:
Credit and loans from banks and others	470,284	242,883	828,642	223,233
Current maturities of debentures and convertible debentures	202,769	19,724	213,781	57,592
Current maturities of long-term loans from banks	297,771	117,792	336,768	90,724
Trade payables	1,342,763	1,026,533	1,474,970	397,352
Other accounts payable and accrued expenses	686,447	689,522	948,844	255,615
Customers' deposits	30,405	-	28,097	7,569
Derivative financial instruments	7,700	-	1,249	336
Income taxes payable	7,431	77	4,809	1,295
Provisions	71,870	60,435	75,983	20,469
	3,117,440	2,156,966	3,913,143	1,054,185

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	1,399,159	521,157	1,262,632	340,149
Convertible debentures, net of current maturities	117,801	117,205	119,305	32,140
Debentures, net of current maturities	2,183,093	1,466,570	2,071,174	557,967
Other liabilities	199,983	13,026	265,415	71,502
Derivative financial instruments	9,151	7,909	15,520	4,181
Liabilities in respect of employee benefits, net of amounts funded	51,492	46,855	52,429	14,124
Deferred taxes	103,929	56,289	106,790	28,769
	4,064,608	2,229,011	3,893,265	1,048,832
Total liabilities	7,182,048	4,385,977	7,806,408	2,103,017

EQUITY:
Equity attributable to equity holders of the Company:
Ordinary shares of NIS 1 par value	79,712	58,486	79,878	21,519
Additional paid-in capital	1,218,409	1,042,364	1,219,282	328,470
Other reserves	(12,539)	6,978	(20,362)	(5,485)
Accumulated earnings (deficit)	(85,760)	(85,679)	41,601	11,207
	1,199,822	1,022,149	1,320,399	355,711

Non - controlling interests	382,317	187,174	382,280	102,985

Total equity	1,582,139	1,209,323	1,702,679	458,696

Total liabilities and equity	8,764,187	5,595,300	9,509,087	2,561,713

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2011

	Year ended December 31,	For the nine months ended September 30,		For the three months ended September 30,		Convenience translation (A) for the nine months ended September 30,
	2010	2010	2011	2010	2011	2011
	Audited	Unaudited				Unaudited
	NIS					U.S. dollars
	In thousands (except per share data)

Revenues	9,227,453	5,520,276	11,155,604	1,920,789	3,956,136	3,113,040
Less – government levies	723,709	-	(2,112,439)	-	(728,554)	(569,084)
Net revenues	8,503,744	5,520,276	9,443,165	1,920,789	3,227,582	2,543,956
Cost of sales	6,192,352	3,947,497	7,216,831	1,374,722	2,482,719	1,944,189
Gross profit	2,311,392	1,572,779	2,226,334	546,067	744,863	599,767
Selling, general and administrative expenses	2,069,970	1,380,598	1,956,614	488,957	672,924	527,105

Operating profit before other gains and losses and changes in fair value of investment property	241,422	192,181	269,720	57,110	71,939	72,662

Other gains	3,258	1,892	1,637	89	637	441
Other losses	(28,188)	(13,086)	(8,752)	(4,175)	(1,468)	(2,358)
Increase in fair value of investment property, net	32,917	18,857	28,132	5,670	8,687	7,579
Operating profit	249,409	199,844	290,737	58,694	79,795	78,324

Finance income	85,852	28,791	145,889	9,742	14,575	39,302
Finance expenses	(235,847)	(136,325)	(280,858)	(60,566)	(93,593)	(75,663)
Finance expenses, net	(149,995)	(107,534)	(134,969)	(50,824)	(79,018)	(36,361)
Share of gain (loss) of associates	(518)	(575)	6,153	-	4,836	1,658

Income before taxes on income	98,896	91,735	161,921	7,870	5,613	43,621
Taxes on income	36,287	30,478	12,135	4,821	(34,670)	3,269

Net income	62,609	61,257	149,786	3,049	40,283	40,352

Attributable to:
Equity holders of the Company	47,839	49,838	128,796	2,113	33,849	34,697
Non – controlling interests	14,770	11,419	20,990	936	6,434	5,655

Earnings per ordinary share or ADS attributed to equity holders of the Company
Basic	0.96	1.12	1.95	0.05	0.51	0.53
Fully diluted	0.96	1.11	1.84	0.05	0.42	0.50

Weighted average number of shares or ADSs used for computation of income per share:
Basic	49,590	44,405	65,935	44,643	65,954	65,935
Fully diluted	49,814	44,893	66,202	44,906	66,072	66,202

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2011

	Year ended December 31,	For the nine months ended September 30,		For the three months ended September 30		Convenience translation(A) for the nine months ended September 30,
	2010	2010	2011	2010	2011	2011
	Audited	Unaudited
	NIS					U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes on income	98,896	91,735	161,921	7,870	5,613	43,621
Income tax (paid) received, net	5,741	1,594	(61,053)	9,566	(20,427)	(16,447)
Adjustments for cash generated from operation s (a)	101,192	111,391	385,287	101,422	66,459	103,794
Net cash provided by operating activities	205,829	204,720	486,155	118,858	51,645	130,968

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(193,474)	(122,156)	(214,259)	(41,566)	(78,947)	(57,721)
Purchase of investment property	(20,720)	(7,600)	(42,466)	(3,960)	(9,607)	(11,440)
Purchase of intangible assets	(34,133)	(22,049)	(16,156)	(8,707)	(7,680)	(4,352)
Proceeds from collection (realization) of short-term deposits and other receivables, net	12,401	67	(5,365)	-	(8,246)	(1,445)
Proceeds from sale of property and equipment	1,306	556	12,592	504	1,209	3,393
Proceeds from sale of investment property	-	-	50,600	-	50,600	13,361
Investment in restricted deposits	-	-	(98,309)	-	(2,903)	(26,484)
Proceeds from sale of marketable securities	373,040	127,310	77,404	10,970	28,980	20,852
Investment in marketable securities	(365,091)	(347,993)	(71,399)	(14,701)	(24,599)	(19,235)
Acquisition of subsidiaries	87,219	-	-	-	-	-
Acquisition of equity accounted investees	-	-	(36,405)	-	(36,405)	(9,808)
Grant of loans to jointly controlled companies	(31,442)	(27,389)	(200)	(8,456)	(200)	(54)
Grant of loans to controlling shareholders	-	-	(155,163)	-	(92,821)	(41,800)
Payments on account of real estate	(76,884)	(77,729)	(1,117)	(24,263)	(1,117)	(301)
Collection of long-term loans receivable	1,565	-	6,838	-	1,724	1,842
Interest received	18,331	13,780	16,030	3,920	2,948	4,318
Net cash provided by (used in) investing activities	(227,882)	(463,203)	(477,375)	(86,259)	(177,064)	(128,604)

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2011

	Year ended December 31,	For the nine months ended September 30,		For the three months ended September 30		Convenience translation(A) for the nine months ended September 30,
	2010	2010	2011	2010	2011	2011
	Audited	Unaudited
	NIS					U.S. dollars
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury shares	(4,295)	(4,295)	(4,035)	-	-	(1,087)
Dividend paid to Company shareholders	(875,000)	(75,000)	-	-	-	-
Dividend paid to non- controlling interests	(17,619)	(17,619)	(16,821)	-	-	(4,531)
Repayment of debentures	(2,155)	(27)	(140,749)	-	(2,190)	(37,917)
Transactions with non-controlling interests without loss of control	17,195	-	-	-	-	-
Issuance of debentures	205,035	108,550	-	108,550	-	-
Receipt of long-term loans	470,600	5,500	132,547	1,000	23,000	35,708
Repayment of long-term loans	(165,014)	(99,597)	(181,714)	(26,187)	(55,604)	(48,953)
Repayment of long term credit from payables	(1,740)	(1,305)	(1,285)	(435)	(415)	(346)
Short-term credit from banks and others, net	(52,404)	100,290	373,058	(65,983)	203,068	100,500
Receipt of loans from controlling shareholders	90,000	-	-	-	-	-
Proceeds from exercise of options in the Company and a subsidiary	759	759	140	43	-	38
Acquisition of shares from non-controlling interests	(24,557)	-	(7,927)	-	-	(2,136)
Settlement of forward contracts	21,248	-	-	-	-	-
Interest paid	(147,532)	(99,609)	(169,972)	(41,123)	(59,624)	(45,789)
Net cash provided by (used in) financing activities	(485,479)	(82,352)	(16,758)	(24,135)	108,235	(4,513)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	(507,532)	(340,835)	(7,978)	8,464	(17,184)	(2,149)
Translation differences on cash and cash equivalents	(71)	(76)	2	(158)	4	-
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	611,734	611,734	104,131	262,517	113,335	28,053
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	104,131	270,823	96,155	270,823	96,155	25,904

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2011

		Year ended December 31	For the nine months ended September 30,		For the three months ended September 30		Convenience translation(A) for the nine months ended September 30,
		2010	2010	2011	2010	2011	2011
		Audited	Unaudited
		NIS					U.S. dollars
(a)	Net cash provided by operating activities:
	Adjustments for:
	Depreciation and amortization	206,945	136,367	203,588	49,075	67,716	54,846
	Increase in fair value of investment property, net	(32,917)	(18,857)	(28,132)	(5,670)	(8,687)	(7,579)
	Share in gains (losses) of associates, net of dividends received	518	575	(5,716)	-	(4,836)	(1,540)
	Share based payment	6,834	5,302	2,688	1,435	810	724
	Loss from sale and disposal of property and equipment, net	5,962	1,649	129	782	(483)	35
	Provision for impairment of property and equipment, net	946	532	1,341	163	36	361
	Loss (gain) from changes in fair value of derivative financial instruments	(8,029)	1,855	(112,906)	1,299	(9,381)	(30,416)
	Linkage differences on monetary assets, debentures, loans and other long term liabilities	57,626	36,651	80,379	26,025	10,952	21,654
	Employee benefit liability, net	2,371	(671)	501	(877)	(817)	135
	Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	(15,013)	(3,055)	3,264	(1,488)	911	879
	Interest paid, net	118,311	85,829	135,537	37,202	51,427	36,513

	Changes in operating assets and liabilities:
	Investment in real estate inventories	(87,092)	(87,308)	(4,917)	(4,823)	(817)	(1,325)
	Payments on account of real estate inventories	(71,564)	(70,352)	(6,367)	(31,164)	(2,693)	(1,715)
	Decrease (increase) in trade receivables and other accounts receivable	(53,264)	(225,255)	(397,789)	(218,554)	(261,759)	(107,163)
	Decrease (increase) in inventories	(49,910)	(8,321)	(2,167)	14,162	2,521	(584)
	Increase in advances from purchasers of apartments	-	-	98,309	-	2,903	26,484
	Increase (decrease) in trade payables and other accounts payable	19,468	256,450	417,545	233,855	218,656	112,485

		101,192	111,391	385,287	101,422	66,459	103,794
(b)	Supplementary information on investing and financing activities not involving cash flows:
	Issuance of shares upon conversion of convertible debentures of the Company	43,895	12,394	901	-	-	243
	Purchase of property and equipment and investment properties on credit	37,084	53,143	11,588	53,143	11,588	3,122
	Advances from customers deposited in restricted use deposit	22,428	-	465	-	465	125
	Issue of shares against acquisition of shares in subsidiary	965,770	-	-	-	-	-
	Exercise of options to purchase shares in equity accounted investee	-	-	154,434	-	154,434	41,604

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD TO EBITDA
FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2011
(UNAUDITED)

	Year ended December 31,	For the nine months ended September 30,		For the three months ended September 30		Convenience translation(A) for the nine months ended September 30,
	2010	2010	2011	2010	2011	2011
	NIS					U.S. dollars
	In thousands

Net income for the period	62,609	61,257	149,786	3,049	40,283	40,352
Taxes on income	36,287	30,478	12,135	4,821	(34,670)	3,269
Share in losses of associates	518	575	(6,153)	-	(4,836)	(1,658)
Finance expenses, net	149,995	107,533	134,969	50,824	79,018	36,361
Other losses, net	24,930	11,194	7,115	4,086	831	1,917
Increase in fair value of investment property	(32,917)	(18,857)	(28,132)	(5,670)	(8,687)	(7,579)
Depreciation and amortization	206,945	136,367	203,588	49,075	67,717	54,846
Share based payment	6,834	5,302	2,688	1,435	810	724
EBITDA	455,201	333,849	475,996	107,620	140,466	128,232

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2011
(UNAUDITED)

Note 1 - Segment reporting

The Company includes segment information according to IFRS 8. Company's management has set the operating segments based on the internal reports.
The Company presents four reportable segments: Supermarkets, Commercial and fueling sites, Non-food (Retail and Wholesale) and Real estate

The Company's four operating segments consist of the following:

(1)
Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of September 30, 2011, Mega Retail operated 211 supermarkets. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices).

(2)
Commercial and fueling sites – Through its subsidiary Dor-Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The commercial and fueling sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of cost arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the total operating profit.

(3)
Non-food (Retail and Wholesale) –Mostly through its subsidiary, BEE Group Retail Ltd. ("BEE Group"), the Company is engaged in non-food retail and wholesale activities. As of September 30, 2011, the Company operated 253 non-food retail outlets, mostly through franchisees, with specialties in houseware and home textile, toys, leisure, and infant. This segment also includes properties owned through Blue Square Real Estate ("BSRE") which are used by the segment.

(4)
Real Estate - Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project in Tal Aviv.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2011
(UNAUDITED)

Note 1 - Segment reporting (continued):

	Supermarkets	Non - food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	NIS in thousands

Nine months ended September 30, 2011:
Net segment revenues	5,076,148	342,919	21,940	4,002,158	-	9,443,165
Inter segment revenues	-	27,881	-	23,856	(51,737)	-
Depreciation and amortization	120,414	9,399	-	69,272	4,503	203,588
Operating profit (loss) before other gains and losses net and changes in fair value, of investment property	151,543	(7,138)	10,388	156,141	(23,633)	287,301
Segment profit	150,310	(12,993)	38,520	156,113	(23,633)	308,317
Unallocated corporate expenses						(17,580)
Financial expenses, net						(134,969)
Share in gains of associates, net						6,153
Income before taxes on income						161,921

	Supermarkets	Non - food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	NIS in thousands
Nine months ended September 30, 2010:
Net segment revenues	5,155,019	347,276	17,981	-	-	5,520,276
Inter segment revenues	-	38,907	-	-	(38,907)	-
Depreciation and amortization	126,297	10,070	-	-	-	136,367
Operating profit before other gains and losses net and changes in fair value of investment property	189,360	13,253	5,045	-	1,331	208,989
Segment profit	183,979	7,439	23,902	-	1,331	216,651
Unallocated corporate expenses						(16,807)
Financial expenses, net						(107,534)
Share in losses of associates, net						(575)
Income before taxes on income						91,735

	Supermarkets	Non - food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	NIS in thousands
Three months ended September 30, 2011:
Net segment revenues	1,673,149	121,545	7,227	1,425,661	-	3,227,582
Inter segment revenues	-	7,514	-	9,248	(16,762)	-
Depreciation and amortization	40,233	2,528	-	23,454	1,501	67,716
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	33,942	(5,516)	4,084	55,168	(9,814)	77,864
Segment profit	34,023	(6,466)	12,772	55,205	(9,814)	85,720
Unallocated corporate expenses						(5,925)
Financial expenses, net						(79,018)
Share in gains of associates, net						4,836
Income before taxes on income						5,613

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2011
(UNAUDITED)

	Supermarkets	Non – food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total Consolidated
	NIS in thousands
Three months ended September 30, 2010:
Net segment revenues	1,790,491	123,070	7,228	-	-	1,920,789
Inter segment sales	-	11,297	-	-	(11,297)	-
Depreciation and amortization	45,523	3,552	-	-	-	49,075
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	59,126	631	701	-	1,246	61,704
Segment profit	57,645	(1,974)	6,371	-	1,246	63,288
Unallocated corporate expenses						(4,594)
Financial expenses, net						(50,824)
Share in gains of associates, net						-
Income before taxes on income						7,870

	Supermarkets	Non – food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total Consolidated
	NIS in thousands
Year ended December 31, 2010:
Net segment revenues	6,894,978	438,623	25,162	1,144,981	-	8,503,744
Inter segment revenues	-	43,444	-	8,339	(51,783)	-
Depreciation and amortization	163,020	15,156	-	27,328	1,441	206,945
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	241,942	(7,189)	(4,843)	42,936	(9,424)	263,422
Segment profit	232,944	(19,519)	28,073	39,335	(9,424)	271,409
Unallocated corporate expenses						(22,000)
Financial expenses, net						(149,995)
Share in losses of associates, net						(518)
Income before taxes on income						98,896

	Supermarkets	Non - food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total Consolidated
	Convenience translation to U.S dollar in thousands
Nine months ended September 30, 2011:
Net segment revenues	1,367,497	92,381	5,911	1,078,168	-	2,543,957
Inter segment revenues	-	7,511	-	6,427	(13,938)	-
Depreciation and amortization	32,439	2,532	-	18,662	1,213	54,846
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	40,825	(1,932)	2,798	42,064	(6,367)	77,397
Segment profit	40,493	(3,500)	10,377	42,056	(6,367)	83,059
Unallocated corporate expenses						(4,736)
Financial expenses, net						(36,361)
Share of losses of associates, net						1,658
Income before taxes on income						43,621

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

November 28, 2011	By:	/s/ Ortal Klein

Ortal Klein, Adv.
Corporate Secretary